July 16, 2014

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Matthew Crispino, Staff Attorney

Re: Perion Network Ltd.

Amendment No. 1 to Registration Statement on Form F-3
Filed on June 26, 2014
File No. 333-195794 (the “Form F-3”)

Form 20-F for Fiscal Year Ended December 31, 2013
Filed on April 10, 2014
File No. 000-51694 (the “Form 20-F”)

Dear Mr. Crispino:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 11, 2014, regarding the captioned filings by Perion Network Ltd. (the “Company”).

For reference purposes, the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form F-3

Selling Shareholders, page 9

1.
We note your response to prior comment 5. Please revise footnote 5 to the selling shareholder table to disclose that J.P. Morgan Investment Management Inc. acts through a committee of over 30 individuals, each with an equal vote.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that J.P. Morgan Investment Management Inc. (“JPMIM”) has requested that the additional wording not be added to the Form F-3.  JPMIM provided to the Company details on the size of its investment committee to enable the Company to supplementally provide such information to the Staff in order to support its approach to the disclosure in question, but it has informed the Company that it has not publicly disclosed such details about its internal operations in a widely disseminated disclosure document and that in prior registration statements, it has not been required to do so.  As noted in the Company's letter to the Staff dated June 26, 2014, in the past the Staff had initially issued a general comment on this subject with respect to several recent offerings, and the Staff accepted JPMIM’s disclosure in the beneficial ownership table without referencing and describing the committee -- see the offerings of Retailmenot, Twitter, and Varonis Systems.  Furthermore, JPMIM does not believe that the specific size of the committee is material to the disclosure in question.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 7. Major shareholders and Related Party Transactions

B. Related Party Transactions, page 56

2.
We note your response to prior comment 10. Please provide us with the analysis to support your determination that the agreements with Conduit discussed in this section are immaterial in amount or significance.

Response

The Company respectfully advises the Staff of its analysis to support the determination that each of the agreements with Conduit discussed in Item 7.B of the Form 20-F is immaterial in amount or significance:

Conduit Commercial Agreement

On August 12, 2013, the Company entered into a search distribution agreement with Conduit.  Upon the consummation of the Conduit Split (as defined below) on December 31, 2013, this agreement, as well as the business that enabled Conduit to perform its obligations thereunder, was transferred from Conduit to ClientConnect. Accordingly, upon the Company's acquisition of ClientConnect on January 2, 2014, the search distribution agreement became an inter-company agreement, no longer served a function and became non-operational. Therefore, the Company believes that its significance is immaterial.

Conduit and ClientConnect effected the Conduit Split and entered into the ancillary agreements described below on December 31, 2013. The Company acquired ClientConnect on January 2, 2014.

Split Agreement

Pursuant to the Split Agreement, dated September 16, 2013, between Conduit and ClientConnect, on December 31, 2013, the entire activities and operations, and related assets and liabilities, of the ClientConnect business were transferred by Conduit to ClientConnect on a cash-free and debt-free basis and the Conduit shareholders became the shareholders of ClientConnect in proportion to their ownership of Conduit (the “Conduit Split”).  This agreement merely effected the technical transfer of the business in the Conduit Split and contains other provisions customary in agreements of this type, such as the allocation of certain liabilities between the parties and the use by each party of certain intellectual property of the other during a transition period. Accordingly, the Company believes that its significance is immaterial.

Transition Services Agreement

Pursuant to the Transition Services Agreement, dated December 31, 2013, between Conduit and ClientConnect, ClientConnect provides Conduit and its subsidiaries with certain business support services and systems, including data services, information technology, information security and management information systems, for consideration at market terms. The term of the agreement is for a period of eight months, except with respect to the data services to be provided thereunder.  The Company believes that this type of transition services agreement is customary in the context of a sale by a company of its principal business, until the seller sets up new business support services and systems, and is immaterial in amount and significance.

Office and Administrative Services Agreement

Pursuant to the Administrative Services Agreement, dated December 31, 2013, between Conduit and ClientConnect, Conduit provides ClientConnect with certain services, including office and administrative support services, for consideration on market terms based on the number of employees of ClientConnect as of the last day of each month. This type of transition services agreement is customary in the context of an acquisition, until the buyer is able to move the transferred employees into new office space, which is expected to occur in September 2014.  The agreement also contains standard provisions regarding confidentiality and non-solicitation. Accordingly, the Company believes that is agreement is immaterial in amount and significance.

Working Capital Financing Agreement

Pursuant to the Working Capital Financing Agreement, dated December 31, 2013, between Conduit and ClientConnect, Conduit undertook to make available to ClientConnect a credit line of up to $20 million in order to bridge the working capital needs of the ClientConnect business since the Conduit Split was done on a non-cash basis. ClientConnect borrowed $13.0 million under the credit line and repaid it in April 2014 and May 2014, and the credit line expired.   Accordingly, the Company believes that this agreement is immaterial in amount and significance.

Search Syndication Agreement

Pursuant to the Search Syndication Agreement, dated December 31, 2013, between Conduit and ClientConnect, ClientConnect undertook to provide Conduit and its affiliates with search monetization services on the most favorable terms that it gives to its other customers. There has not been any activity under this agreement, and the Company does not expect there to be material activity in the foreseeable future. Accordingly, the Company believes that this agreement is immaterial in amount and significance.

Item 10. Additional Information

C. Material Contracts, page 64

3.	Please advise why you have not filed as an exhibit ClientConnect’s agreement with Google, which accounted for 22% of ClientConnect’s revenues in 2013.

Response

The Company respectfully advises the Staff that pursuant to Section 4(b) of the Instructions As To Exhibits in Form 20-F, if a contract is of a type that ordinarily accompanies the kind of business conducted, it is considered to be made in the ordinary course of business and not required to be filed, unless it falls within one or more exceptions. None of the exceptions applies to the search services agreement between ClientConnect and Google.  Although this agreement accounted for 22% of ClientConnect's revenues in 2013, it will account for less than 10% thereof in 2014. Consequentially, the Company's business (including that of ClientConnect) is not substantially dependent on this agreement.

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If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-769-6157, if you have any questions or require additional information.

Sincerely, /s/ Yacov Kaufman Yacov Kaufman Chief Financial Officer

cc:	Limor Gershoni Levy, Senior VP and General Counsel
Richard H. Gilden, Kramer Levin Nafalis & Frankel LLP
Adam M. Klein, Goldfarb Seligman & Co.